SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                       No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Notification by Scottish Power plc, dated February 15, 2007, of Holding(s) in Company

TR-1:     NOTIFICATION OF MAJOR INTEREST IN SHARES

1. Identity of the issuer or the underlying issuer of existing            Scottish Power plc
shares to which voting rights are attached

2. Reason for the notification     (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights                                                       X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify):___________________________

3. Full name of person(s) subject to the notification               Bear, Stearns International Trading
obligation:                                                                     Limited

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is                13/02/2007
crossed or reached if different:

6. Date on which issuer notified:                                             15/02/2007

7. Threshold(s) that is/are crossed or reached:                                Above 3%

8. Notified details:

A: Voting rights attached to shares

Class/type of     Situation previous to Resulting situation after the triggering transaction
shares            the Triggering
                  transaction

 if possible      Number of  Number of  Number of    Number of voting rights   % of voting rights
using the ISIN    Shares     Voting     shares
CODE                         Rights     Direct       Direct       Indirect     Direct       Indirect

GB00B125RK88      38,753,773 38,753,773 46,252,212   46,252,212                3.107%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial    Expiration date Exercise/ Conversion      Number of voting rights    % of voting
instrument                           Period/ Date              that may be acquired if    rights
                                                               the instrument is
                                                               exercised/ converted.

Total (A+B)
Number of voting rights                         % of voting rights

46,252,212                                      3.107%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:                                 Sarah Clark

15. Contact telephone number:                     020 7516 6602

ANNEX NOTIFICATIONS OF MAJOR INTEREST IN SHARES

A: Identity of the person or legal entity subject to the notification obligation

Full name (including legal form for legal entities)     Bear, Stearns International
                                                        Trading Limited

Contact address (registered office for legal entities)  One Canada Square, London
                                                        E14 5AD

Phone number                                            020 7516 6602

Other useful information (at least legal representative
for legal persons)

B:        Identity of the notifier, if applicable

Full name                                               Rhona Gregg

Contact address                                         Scottish Power plc

Phone number                                            0141 566 4733

Other useful information (e.g. functional relationship
with the person or legal entity subject to the
notification obligation)

C:        Additional information

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: February 15, 2007	By:	/s/ Mrs Sheelagh Duffield
Mrs Sheelagh Duffield
Company Secretary